Exhibit 99.2
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
A N N O U N C E M E N T
PROPOSED CAPITAL REDUCTION
1.	INTRODUCTION

1.1	The Proposed Capital Reduction. The Board of Directors (the “Board”) of STATS ChipPAC Ltd. (the “Company”) wishes to announce a proposed capital reduction exercise (the “Capital Reduction”) pursuant to Section 78G of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), with the intention to effect a proposed aggregate cash distribution (the “Cash Distribution”) by the Company to shareholders of the Company (the “Shareholders”) of up to US$813 million. Out of the Cash Distribution, a fixed amount (the “Capital Amount”) is proposed to be returned to Shareholders for each ordinary share, including ordinary shares represented by America Depositary Shares (each representing ten ordinary shares), in the capital of the Company (each, a “Share”), held as at a books closure date to be determined by the Directors of the Company (the “Books Closure Date”).

1.2	Conditional Capital Reduction Exercise. The Capital Reduction and Cash Distribution are subject to the conditions described in paragraph 2 below. If the Company determines that these conditions have been satisfied and it decides to proceed to lodge a copy of the Order of Court approving the Capital Reduction with the Registrar of Companies and Businesses of Singapore, the Company would then make the lodgement, whereupon the Capital Reduction would become effective and the Cash Distribution would become payable. If the Capital Reduction becomes effective, the Company will promptly make an announcement of the effectiveness of the Capital Reduction, the Books Closure Date, the amount of the Cash Distribution, the Capital Amount and the date of payment of the Cash Distribution in due course.

1.3	Distribution of Capital Amount. The Cash Distribution amount would be determined based on the proceeds that are made available to the Company pursuant to the Debt Financing (as defined in paragraph 2.3 below). The Capital Amount would be determined by dividing the amount of the Cash Distribution by the number of issued Shares as at the Books Closure Date (after rounding down any fractions of a cent to the nearest cent, where applicable), based on the issued share capital of the Company as at the Books Closure Date. The issued share capital of the Company as at the Books Closure Date will take into account the issue of new Shares arising from the exercise of any Options (as defined below), the grant of Awards (as defined below), the vesting of RSUs (as defined below), the exercise of any Rights (as defined below) to purchase Shares under the ESPP (as defined below), and the conversion of any securities convertible into Shares, including the Convertible Subordinated Notes (as defined below) held by Temasek Holdings (Private) Limited (“Temasek”) indirectly through its wholly-owned subsidiary Singapore Technologies Semiconductors Pte Ltd (“STSPL”) (the “Potential Issued Share Capital”), in each case on or before the Books Closure Date.

For illustrative purposes only, and assuming that the Cash Distribution is US$813 million:
1.3.1	as at 9 January 2008 (the “Latest Practicable Date”, being the latest practicable date prior to the date of this Announcement), based on the issued share capital of the Company of approximately US$1,892 million comprising approximately 2,047,333,663 Shares, the Capital Amount to be returned for each Share held as at the Books Closure Date would be US$0.39; and

1.3.2	assuming the Potential Issued Share Capital of the Company of approximately US$2,026 million comprising approximately 2,194,715,423 Shares, determined by taking into account the issue of new Shares arising from the exercise of those Options and the conversion of the Convertible Subordinated Notes that are in each case in-the-money as at the Latest Practicable Date, the vesting of RSUs and the exercise of Rights, in each case that are expected to be effected on or before the Books Closure Date, the Capital Amount to be returned for each Share held as at the Books Closure Date would be US$0.37.
There is no assurance that the Capital Reduction will be effected and if effected, what the actual Cash Distribution amount and the actual Capital Amount would be.

1.4	Reduction of Share Capital. The Capital Reduction, if effected, would involve reducing the issued share capital of the Company by the sum of up to US$813 million and such reduction is proposed to be effected by returning to the Shareholders the Capital Amount (as determined pursuant to paragraph 1.3 above) in cash for each Share held by or on their behalf as at the Books Closure Date pursuant to the Capital Reduction.

The Capital Reduction, if effected, would not result in a cancellation of Shares, or change in the number of Shares, held by Shareholders immediately after the Capital Reduction.

1.5	Share Incentive Awards and Convertible Securities. The Company has granted share options (the “Options”) under the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan which are exercisable into Shares.

The Company has also granted contingent awards (the “Awards”) and restricted share units (the “RSUs”) under the STATS ChipPAC Ltd. Performance Share Plan and the STATS ChipPAC Ltd. Restricted Share Plan respectively. In the case of the contingent Awards, the Company may, subject to performance targets and/or conditions being fulfilled, grant actual Awards based on the contingent Awards granted, pursuant to which the Company may deliver Shares, free of payment, to the holders of such actual Awards, either in the form of new Shares or existing Shares, or pay cash rather than deliver Shares. No Awards will be granted on or before the tentative Books Closure Date. In the case of RSUs, the Company may, upon the vesting of the RSUs, deliver Shares, free of payment, to the holders of such RSUs, either in the form of new Shares or existing Shares, or pay cash rather than deliver Shares.

In addition, the Company has granted rights (the “Rights”) under the STATS ChipPAC Ltd. Employee Share Purchase Plan (the “ESPP”) to purchase Shares and the Company may match up to 20 per cent. of the contributions of the ESPP participants by transferring or issuing Shares or providing cash contribution for the purchase of Shares.

Temasek indirectly holds through STSPL, US$134.5 million of 2.5% Convertible Subordinated Notes due 2008 (the “Convertible Subordinated Notes”), which may be converted into 145,138,660 Shares, based on the current conversion price.

The Company also has outstanding US$6.2 million original principal amount of Convertible Notes due 2008 (the “Convertible Notes”) that are convertible into Shares. The Company does not expect the Convertible Notes to be converted on or before the Books Closure Date as they are out-of-the-money as at the Latest Practicable Date.

As highlighted in paragraph 1.3 above, the vesting or exercise of the Options, RSUs and Rights (collectively the “Share Incentive Awards”) and the conversions of any securities convertible into Shares, including the Convertible Subordinated Notes, on or before the Books Closure Date will increase the number of issued Shares as at the Books Closure Date and consequently reduce the Capital Amount proposed to be returned to the Shareholders for each Share held by or on their behalf as at the Books Closure Date pursuant to the Capital Reduction, if effected.

1.6	Illustration. The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date, if the Capital Reduction becomes effective, (a) assuming the issued share capital of the Company is approximately US$2,026 million comprising approximately 2,194,715,423 Shares (being the Potential Issued Share Capital of the Company), and (b) the Cash Distribution is US$813 million:

Shareholder with
1,000 Shares
Position pre-Capital Reduction
Shares currently held	1,000

Position post-Capital Reduction
Capital Amount per Share (US$)	0.37
Capital Amount received (US$)	370.43
(approximately S$530.20 based on an exchange rate of US$1 to S$1.4313 (being the exchange rate as at the Latest Practicable Date))
Shares held post-Capital Reduction	1,000
In summary, if the Capital Reduction becomes effective and assuming the Cash Distribution is US$813 million, Shareholders would be expected to receive a Capital Amount of US$370.43 (approximately S$530.20), after rounding down any fractions of a cent to the nearest cent, where applicable) for every 1,000 Shares held as at the Books Closure Date, while maintaining the same shareholding in the Company.

There is no assurance that the Capital Reduction will be effected and if effected, what the actual Cash Distribution amount and the actual Capital Amount would be.

2.	CONDITIONS

2.1	Approvals. The Capital Reduction is subject to, inter alia:
(a)	the approval of Shareholders by way of a special resolution for the Capital Reduction at an extraordinary general meeting of Shareholders (the “EGM”);

(b)	the approval of the High Court for the Capital Reduction; and

(c)	all other relevant approvals and consents being obtained.
2.2	Regulatory Approval. An application will be made by the Company to obtain the approval of the Singapore Exchange Securities Trading Limited for the Capital Reduction.

2.3	Funds for the Capital Reduction. The Capital Reduction would be made out of the proceeds from the issuance of additional debt securities and/or borrowings under credit facilities made or to be made available to the Company (“Debt Financing”) for the purpose of funding the Cash Distribution, and the repayment of certain outstanding debt of the Company (which the Company expects to include the redemption and/or repurchase of its 6.75% Senior Notes due 2011 and its 7.5% Senior Notes due 2010). Accordingly, the Capital Reduction will be subject to and conditional upon the Company being able to obtain Debt Financing to fund the Capital Reduction and such repayment of outstanding debt, on terms and conditions acceptable to it.

For the avoidance of doubt, this Announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders with respect to, any notes.

2.4	Discretion of the Board. If the Company determines that the various conditions set out in paragraphs 2.1 to 2.3 above have been satisfied, but the Board is then of the view that it is not in the best interests of the Company to effect the Cash Distribution (due to the then prevailing market or economic conditions or for any other reason), the Company shall not be obliged or required to proceed to make the Capital Reduction effective and shall make an announcement to that effect, and take all necessary steps and action to terminate the Capital Reduction exercise. The Capital Reduction is therefore subject to and conditional upon the Board deciding, following the satisfaction of the various conditions set out in paragraphs 2.1 to 2.3 above, to effect the Cash Distribution.

3.	RATIONALE FOR THE CAPITAL REDUCTION
The Capital Reduction, if effected, would allow the Company to return surplus capital to the Shareholders. Giving proforma effect to the Capital Reduction as at 30 September 2007, and assuming the Cash Distribution is US$813 million, as well as a full conversion of the Convertible Subordinated Notes held by Temasek into Shares, the Capital Reduction will reduce the share capital of the Company as at 30 September 2007 from approximately US$1,889 million to approximately US$1,211 million.

After the Capital Reduction, the Company’s financial position is expected to remain healthy and the Company believes the continued cash flow generated from its operations and financial resources will be able to support its foreseeable near-term investment and operational needs.

The Capital Reduction, if effected, would allow a substantial cash distribution to be made to Shareholders.

4.	FINANCIAL EFFECTS OF THE CAPITAL REDUCTION

For illustrative purposes only, the financial effects of the Capital Reduction (taking into consideration the incurrence of the Debt Financing to (a) fund the Cash Distribution, (b) refinance certain outstanding debt of the Company (including its 6.75% Senior Notes due 2011 and its 7.5% Senior Notes due 2010) and (c) fund costs associated with the foregoing), based on the unaudited consolidated financial statements of the Company and its subsidiaries (the “Group”) as at 30 September 2007, are set out below.

	GROUP
		Proforma
	As at	after Capital
	30 September 2007	Reduction(1)
Balance Sheet (US$’million)
Shareholders’ equity	1,342	631
Net tangible assets (“NTA”)	846	135
Total short term and long term debt	683	1,412

Financial Ratios
NTA per Share (US$)	0.41	0.06
Gross Gearing(2) (times)	0.5	2.2

Notes:

(1)	Assumes (i) the conversion of the Convertible Subordinated Notes into 145,138,660 Shares, (ii) that none of the Share Incentive Awards has been exercised or vested, as the case may be, and (iii) the incurrence of the Debt Financing to (a) fund the Cash Distribution, (b) refinance certain outstanding debt of the Company (including its 6.75% Senior Notes due 2011 and its 7.5% Senior Notes due 2010) and (c) fund costs associated with the foregoing.

(2)	“Gross Gearing” means the ratio of total short term and long term debt to shareholders’ equity.
5.	EFFECTIVE DATE

In the event that the Company determines that the various conditions set out in paragraphs 2.1 to 2.4 above have been satisfied, and it decides to proceed to lodge a copy of the Order of Court approving the Capital Reduction, together with the other documents prescribed under the Companies Act, with the Registrar of Companies and Businesses of Singapore, the Company would then make the lodgement, whereupon the Capital Reduction would become effective and the Cash Distribution would become payable.

6.	TEMASEK

Temasek is a substantial Shareholder of the Company and has a deemed interest through STSPL in approximately 83.05 per cent. of the issued Shares as at the Latest Practicable Date. Temasek and STSPL have been in discussions with the Company on the Capital Reduction. The Company expects Temasek, through STSPL, to vote in favour of the Capital Reduction at the EGM. If the Capital Reduction becomes effective, based on its shareholding in the Company as at the Latest Practicable Date and assuming the conversion of the Convertible Subordinated Notes, Temasek, through STSPL, would be entitled to receive an aggregate Capital Amount of approximately US$684 million, assuming that the Cash Distribution is US$813 million and the Potential Issued Share Capital is as computed in paragraph 1.3.2 above.

7.	GENERAL

A circular containing further details of the Capital Reduction and convening the EGM for the purpose of seeking Shareholders’ approval will be despatched to Shareholders in due course.
BY ORDER OF THE BOARD
Lam Lee Fong
Company Secretary
11 January 2008